September 18, 2008

Mr. Stephen Krikorian,
Accounting Branch Chief-
Mr. Jason Niethamer
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 4561

Re: Mobiform Software, Inc.
Form 8-K filed September 10, 2008
File No, 333-150158

Dear Messrs. Krikorian and Niethamer:

Reference is made to your comment letter, dated September 12, 2008 to Mobiform Software, Inc. (the “Company”), relating to the subject Form 8-K (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

1. Amend your Form 8-K to disclose whether Raich Ende Malter & Co. LLP
"resigned, declined to stand for re-election or was dismissed" as required by Item
304(a)(1)(i) of Regulation S-K.

We have amended the Form 8-K to specify that Raich Ende Malter & Co. LLP was dismissed. A marked copy of the Form 8-K/A is attached for the convenience of the staff.

On behalf of the Company I represent as follows:

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filing; the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company will not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours, Allen Ronald DeSerranno Allen Ronald DeSerranno President and Chief Operating Officer

1255 N VANTAGE POINT DR., SUITE A
CRYSTAL RIVER, FL • 34429 • U.S.A.
PHONE: 352.564.9610 • FAX: 352.564.9611
WWW.MOBIFORM.COM